April 22, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-7010

Attn:	Mr. Wilson K. Lee – Staff Accountant
Division of Corporation Finance

Re:	BRE Properties, Inc. (the “Company”)
File No. 001-14306
Form 10-K for the year ended December 31, 2010

Dear Mr. Lee:

Please find below our response to the comment letter dated April 21, 2011. Capitalized terms used herein and not defined have the same meaning as defined in the Notes to Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

Form 10-K for the year ended December 31, 2010

Financial Statement and Notes

1.	We have considered your response to comment six. Similar to the information provided within your correspondence, please revise future filings to discuss the types of direct and indirect costs capitalized and the methodology utilized to allocate indirect costs to each specific asset and disclose the amounts of capitalized payroll for each period presented.

We confirm that in future filings we will discuss the types of direct and indirect costs capitalized and the methodology utilized to allocate indirect costs to each specific asset and disclose the amount of capitalized payroll for each period presented.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 415-445-6530.

Sincerely,

BRE Properties, Inc.

/s/ John A. Schissel
John A. Schissel
Executive Vice President and Chief Financial Officer

/s/ Peter C. Olson
Peter C. Olson
Senior Vice President and Chief Accounting Officer

cc:	Todd J. Silva, Ernst & Young LLP

Laura L. Gabriel, Latham & Watkins LLP